Osmotica Pharmaceuticals plc HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR UNDER RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES OF PRACTICE. THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

September 4, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mary Mast Lisa Vanjoske
Re:	Osmotica Pharmaceuticals plc Form 10-K for the fiscal year ended December 31, 2019

Filed on March 19, 2020

Form 10-Q for the quarterly period ended June 30, 2020

Filed on August 11, 2020

File number 1-38709

Ladies and Gentlemen:

Osmotica Pharmaceuticals plc (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 25, 2020 (the “Comment Letter”), pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comments, as reflected in the Comment Letter, are reproduced in italics below, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the fiscal year ended December 31, 2019

Exhibits 31.1 and 31.2, page 1

1.	Please amend the 10-K to revise paragraph 4 to include reference to the internal controls in the introductory paragraph and include paragraph 4b pursuant to Item 601(b)(31) of Regulation S-K. Include in the amended 10-K the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Also, please confirm you will revise your certifications in future interim reports to conform to Item 601(b)(31).

Response to Comment 1:

In response to the Staff’s comment, the Company will amend its Annual Report on Form 10-K for the year ended December 31, 2019 to include revised Exhibits 31.1 and 31.2 that contain the requested language. In addition, the Company confirms that it will revise the certifications in future interim reports to conform to Item 601(b)(31).

Note 12. Shareholders’ Equity, page 138

2.	Regarding share-based compensation:

•	the disclosure states "As of December 31, 2019, there was $2.2 million of total unrecognized compensation cost related to nonvested options granted under the Incentive Plans. That cost is expected to be recognized over a weighted-average period of 8.7 years.” Please tell us how you determined the 8.7 years and why it is greater than 4 years when vesting appears to be over 4 years as you state on page 138 that"...effective upon the IPO, the Amended 2016 Plan modified the terms of Performance Awards previously issued under the 2016 Plan by converting these awards to time based awards vesting in equal annual installments on the first four anniversaries of the IPO."

•	tell us how you determined share-based compensation expense of $4.9 million in 2019 and $2.0 million in 2018. We note the disclosure states "The weighted-average grant-date fair value of options granted during 2018 under the 2016 Plan was $184.69." and 3,015,572 ordinary shares were issuable upon exercise of options issued and outstanding as of December 31, 2018 under the Amended 2016 Plan.

Response to Comment 2:

In response to the Staff’s comment, the Company advises the Staff that the reference to a weighted-average period of 8.7 years should instead be to a weighted-average period of 1.5 years. Additionally, the sentence referenced in the second bullet of the Staff’s comment was inadvertently included in the Company’s Annual Report on Form 10-K. The Company did not grant any stock options under the 2016 Plan in 2018. The Company believes that these disclosures are immaterial, and it will revise its disclosure, as applicable, in future periodic reports to correct these errors.

Financial Statements

Note 14. Commitments and Contingencies

Contingent Milestone Payments, page 142

3.	You state on page 31 that you have entered into, and may in the future enter into, agreements that require you to make significant milestone payments. Please disclose the aggregate amount of potential milestone payments and the triggering points of each significant milestone. If material, disclose the minimum royalty payments you may be required to pay as well as any other significant terms in the agreements.

Response to Comment 3:

In response to the Staff’s comment, the Company advises the Staff that its potential milestone payment obligations as of December 31, 2019 pursuant to its license agreement with VOOM, LLC (“VOOM”) were approximately $[***] million. Following the payment of the milestone in the third quarter of 2020 related to the approval of Upneeq by the U.S. Food and Drug Administration, these payment obligations are now $[***] million. The remaining milestone payments under this agreement, which the Company believes are immaterial individually and in the aggregate, are payable contingent upon the achievement of commercial milestones in various geographies.

The Company’s distribution and supply agreement with Cipher Pharmaceuticals Inc. (“Cipher”) also provides for $[***] million in potential milestone payments upon the achievement of certain sales thresholds, but those thresholds are well in excess of current sales levels and the Company does not believe they are reasonably achievable.

The Company believes that the amount and sales thresholds in the milestone triggers pursuant to its agreements with VOOM and Cipher are competitively sensitive information, which is subject to a confidential treatment order by the SEC, and is not material to an investor’s understanding of the Company.

In future filings we will add disclosure noting that the aggregate amount of future potential milestone payments are currently not material to our financial statements.

None of the Company’s other contracts provide for milestone payments. In addition, the Company does not believe that its minimum royalty payment obligations, none of which individually exceeds $1.0 million per year and which are collectively $1.2 million per year, are material individually or in the aggregate. The Company confirms that, to the extent it enters into agreements in the future that require it to make material milestone or minimum royalty payments, it will disclose such payment obligations in its future periodic reports.

Form 10-Q for the quarterly period ended June 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of Six Months ended June 30, 2020 and 2019

Net Product Sales, page 33

4.	When discussing changes in net product sales confirm, that in future periodic reports you will separately quantify the effect of prices from the effect of volumes sold.

Response to Comment 4:

In response to the Staff’s comment, the Company confirms that in future periodic reports it will, where material, separately quantify the effect of prices from the effect of volumes sold.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (908) 809-1325 or Craig Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

By:	/s/ Andrew Einhorn
Name:	Andrew Einhorn
Title:	Chief Financial Officer

cc:	Chris Klein (Osmotica Pharmaceuticals plc)
Craig Marcus (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)